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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

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                                 Schedule 14D-9


      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
                                      THE
                        SECURITIES EXCHANGE ACT OF 1934

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                      APPLIED GRAPHICS TECHNOLOGIES, INC.
                           (Name of Subject Company)
                      APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   037937208
                         (CUSIP Number of Common Stock)

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                             Martin D. Krall, Esq.
          Executive Vice President, Chief Legal Officer and Secretary
                      Applied Graphics Technologies, Inc.
                              450 West 33rd Street
                            New York, New York 10001
                                 (212) 716-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

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                                    Copy to:

                              Ted S. Waksman, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

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[X]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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CONTACT:        Joseph D. Vecchiolla, President and Chief Operating Officer
                Applied Graphics Technologies, Inc.
                (212) 716-6730

                                                           FOR IMMEDIATE RELEASE
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                    APPLIED GRAPHICS TECHNOLOGIES ANNOUNCES
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                          SIGNING OF MERGER AGREEMENT
                          ---------------------------

New York, June 13, 2003 -- Applied Graphics Technologies, Inc. (AMEX: AGD) ("Applied Graphics") announced today that, pursuant to the unanimous approval of its Board of Directors, it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") in connection with a comprehensive recapitalization of Applied Graphics by KAGT Holdings, Inc. and KAGT Acquisition Corp. ("Purchaser"), affiliates of funds managed by Kohlberg & Co., LLC.

Pursuant to the Merger Agreement, Purchaser will make a tender offer for all of the outstanding shares of Applied Graphics common stock at a price of $0.85 per share in cash. The tender offer will be subject to customary conditions, including a minimum condition that would require enough shares of Applied Graphics common stock be tendered so that Purchaser would beneficially own more than 50% of the outstanding shares of Applied Graphics common stock, on a fully diluted basis, and a condition that Purchaser obtains the requisite financing for the transaction pursuant to its commitment letters. The tender offer will also be conditioned on the contemporaneous closing of the recapitalization referred to below. Based on the last trading price of Applied Graphics common stock on June 12, 2003, the price to be paid in the tender offer represents a 70% premium. Purchaser has obtained binding commitments, subject to certain conditions, from holders of 33.9% of the Applied Graphics common stock, on a fully diluted basis, for their participation in the tender offer.

Concurrent with the closing of the tender offer, and conditioned on such closing, Purchaser will complete a comprehensive recapitalization of Applied Graphics in which all of Applied Graphics' existing debt and preferred stock will be purchased or redeemed at substantial discounts, resulting in reductions in debt, and interest and principal payments. Pursuant to the recapitalization, Applied Graphics plans to retire all of its outstanding 10% Subordinated Notes due 2005 (the "Notes") and preference shares (the "Wace Preference Shares") of its Wace Group Limited ("Wace") subsidiary. To facilitate these transactions, Applied Graphics and Wace are convening meetings of the holders of the Notes and the Wace Preference Shares, respectively, to amend the provisions that govern the Notes and Wace Preference Shares in order to allow for Applied Graphics and Wace to purchase the outstanding Notes and Wace Preference Shares, respectively, at specified prices. Also concurrent with the closing of the tender offer, Purchaser or its lenders plan to purchase all of Applied Graphics' senior debt, or alternatively, Applied Graphics will borrow funds from Purchaser's lenders to purchase all of its senior debt. Applied Graphics has obtained binding commitments to effectuate such recapitalization transactions, subject to certain conditions, from all of its senior lenders, and a sufficient number of holders of its outstanding Notes and the Wace Preference Shares such that, assuming satisfaction of these commitments and the applicable conditions thereto, the recapitalization transactions will be effectuated with
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respect to the senior debt and Wace Preference Shares and will most likely be effectuated with respect to the Notes.

Following the closing of the tender offer and subject to customary conditions, Purchaser will be merged with and into Applied Graphics, and Applied Graphics will continue as the surviving corporation. Any shares not purchased in the tender offer will be acquired for the same price in the second-step merger.


Purchaser has advised Applied Graphics that it intends to commence the tender offer as soon as practicable. There can be no assurances, however, that the conditions to the closing of the tender offer will be satisfied or that the tender offer will be consummated.

Applied Graphics provides digital media asset management services across all forms of media, including print, broadcast, and the Internet and is a leading application service provider for the on-line management of brands. Applied Graphics offers a variety of digital imaging and related services to major corporations, which include magazine and newspaper publishers, advertisers and their agencies, entertainment companies, catalogers, retailers, and consumer goods and packaging companies. From locations across the United States, the United Kingdom, and Australia, Applied Graphics supplies a complete range of services that are tailored to provide solutions for specific customer needs, with a focus on improving and standardizing the management and delivery of visual communications for clients on a local, national, and international basis. Additionally, Applied Graphics provides a wide range of advertising and marketing-related creative services for customers, primarily in retailing.

Founded in 1987, Kohlberg & Co., LLC is a leading U.S. private equity firm with offices in New York and California. The firm has completed more than 30 buyout investments and over 60 add-on acquisitions, representing value in excess of $4 billion. Kolhberg & Co. and its affiliates currently manage more than $2.5 billion in investment capital.

Certain statements in this press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements are inherently subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements of Applied Graphics to be materially different from those expected or anticipated in the forward-looking statements. Such factors are described in the Applied Graphics' SEC filings, including its Quarterly Reports on Forms 10-Q and its Annual Report on Form 10-K.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Applied Graphics. Purchaser has not commenced the tender offer for shares of Applied Graphics common stock. Upon commencement of the tender offer, Purchaser will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and Applied Graphics will file a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the Schedule TO and related exhibits, as they will contain important information about the tender offer. When they become available, shareholders can obtain these documents free of charge from the U.S. Securities and Exchange Commission's website at www.sec.gov or from either Purchaser by directing a request to Kolhberg & Co., LLC, 111 Radio Circle, Mount Kisco, New York 10549, or from Applied Graphics, by directing a request to Applied Graphics Technologies, Inc., 450 West 33rd Street, New York, New York 10001, Attention:
Corporate Secretary.